LexingtonPark Parent Corp.

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

(646) 562-1000

September 30, 2009

Tom Kluck

Branch Chief

Division of Corporate Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Lexingtonpark Parent Corp.
Registration Statement on Form S-4 (No. 333-160525)

Dear Tom,

Pursuant to Rule 461 of the Securities Act of 1933, as amended, LexingtonPark Parent Corp. hereby requests that the effectiveness of its Registration Statement on Form S-4 (No. 333-160525) be accelerated to 5:30 p.m. on October 1, 2009, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing,

•                  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•                  The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Alison M. Zieske, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1107 (facsimile:  (212) 403-2107) with any questions you may have.  In addition, please notify Ms. Zieske when this request for acceleration has been granted.

Very truly yours,

LexingtonPark Parent Corp.

		By:	/s/ Christopher A. White
Christopher A. White
Vice President

cc:	David E. Shapiro, Esq.
Alison M. Zieske, Esq.
Wachtell, Lipton, Rosen & Katz

Owen S. Littman, Esq.
Ramius LLC

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP